UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-40370

BITFARMS LTD.

(Translation of registrant’s name into English)

110 Yonge Street, Suite 1601, Toronto, Ontario, Canada M5C 1T4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐       Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989) and Form S-8 (File No. 333-278868), each as amended or supplemented. Exhibit 99.2 of this Report on Form 6-K is incorporated by reference into the Registration Statement of Bitfarms Ltd. on Form F-10 (File No. 333-272989), as amended or supplemented. Exhibit 99.3 of this Report on Form 6-K is incorporated by reference into the Registration Statements of Bitfarms Ltd. on Form F-10 (File No. 333-272989), Form S-8 (File No. 333-278868) and Form F-4 (File No. 333-282657), each as amended or supplemented.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description
99.1	Consent of PricewaterhouseCoopers LLP
99.2	Consent of Urish Popeck & Co., LLC
99.3	Material Change Report dated December 17, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BITFARMS LTD.

By:	/s/ Ben Gagnon
	Name:	Ben Gagnon
	Title:	Chief Executive Officer

Date: December 17, 2024

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